Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2019

		(₹in Crore except as stated)

		Quarter ended				Half Year ended			Year ended
S. No.	Particulars	30.09.2019 (Unaudited)	30.06.2019 (Unaudited)	30.09.2018 (Unaudited)		30.09.2019 (Unaudited)	30.09.2018 (Unaudited)		31.03.2019 (Audited)
1	Revenue from operations	21,739	21,167	22,432		42,906	44,374		90,901
2	Other operating income	219	207	273		426	537		1,147
3	Other income	856	380	574		1,236	992		4,018

	Total Income	22,814	21,754	23,279		44,568	45,903		96,066

4	Expenses
a)	Cost of materials consumed	5,050	5,548	6,689		10,598	11,804		25,490
b)	Purchases of stock-in-trade	0	0	167		0	475		588
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,501	(214)	(179)		1,287	219		72
d)	Power & fuel charges	4,805	4,584	4,754		9,389	8,861		18,144
e)	Employee benefits expense	713	744	786		1,457	1,511		3,023
f)	Finance costs	1,340	1,341	1,478		2,681	2,930		5,689
g)	Depreciation, depletion and amortization expense	2,395	2,155	1,931		4,550	3,727		8,192
h)	Other expenses	5,466	5,514	5,355		10,980	10,718		21,628

5	Total expenses	21,270	19,672	20,981		40,942	40,245		82,826

6	Profit before exceptional items and tax	1,544	2,082	2,298		3,626	5,658		13,240

7	Net exceptional (loss)/ gain (Refer note 3)	(422)	—	320		(422)	320		320

8	Profit before tax	1,122	2,082	2,618		3,204	5,978		13,560

9	Tax (benefit)/ expense
	On other than exceptional items
a)	Net Current tax expense	338	615	555		953	1,224		2,677
b)	Net Deferred tax (benefit)/ expense (Refer Note 4)	(1,891)	(477)	51		(2,368)	494		1,073
	On Exceptional items
a)	Net Deferred tax (benefit)/ expense	(56)	—	112		(56)	112		112

	Net tax (benefit)/ expense:	(1,609)	138	718		(1,471)	1,830		3,862

10	Profit after tax before share in (loss)/ profit of jointly controlled entities and associates and non-controlling interests	2,731	1,944	1,900		4,675	4,148		9,698

11	Add: Share in (loss)/ profit of jointly controlled entities and associates	(1)	0	0		(1)	0		0

12	Profit after share in (loss)/ profit of jointly controlled entities and associates (a)	2,730	1,944	1,900		4,674	4,148		9,698

13	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(127)	(25)	1		(152)	(34)		(85)
	(b) Tax benefit on items that will not be reclassified to profit or loss	41	1	13		42	19		25
ii.	(a) Items that will be reclassified to profit or loss	399	62	961		461	1,664		516
	(b) Tax (expense)/ benefit on items that will be reclassified to profit or loss	(20)	(21)	109		(41)	79		1

	Total Other Comprehensive Income (b)	293	17	1,084		310	1,728		457

14	Total Comprehensive Income (a + b)	3,023	1,961	2,984		4,984	5,876		10,155

15	Profit attributable to:
a)	Owners of Vedanta Limited	2,158	1,351	1,343		3,509	2,876		7,065
b)	Non-controlling interests	572	593	557		1,165	1,272		2,633

16	Other Comprehensive Income attributable to :
a)	Owners of Vedanta Limited	347	4	1,112		351	1,814		585
b)	Non-controlling interests	(54)	13	(28)		(41)	(86)		(128)

17	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,505	1,355	2,455		3,860	4,690		7,650
b)	Non-controlling interests	518	606	529		1,124	1,186		2,505

18	Paid-up equity share capital (Face value of ₹1 each)	372	372	372		372	372		372
19	Reserves excluding Revaluation Reserves as per balance sheet								61,925
20	Earnings per share (₹) (*not annualised)
	-Basic	5.83 *	3.65 *	3.62	*	9.48 *	7.76	*	19.07
	-Diluted	5.80 *	3.63 *	3.61	*	9.44 *	7.73	*	18.98

		(₹ in Crore)

		Quarter ended			Half Year ended		Year ended
S. No.	Segment Information	30.09.2019 (Unaudited)	30.06.2019 (Unaudited)	30.09.2018 (Unaudited)	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	3,820	4,295	4,034	8,115	8,689	18,088
	(ii) Silver - India	575	576	599	1,151	1,146	2,568

	Total	4,395	4,871	4,633	9,266	9,835	20,656
b)	Zinc - International	890	824	541	1,714	1,114	2,738
c)	Oil & Gas	3,196	3,131	3,479	6,327	6,698	13,223
d)	Aluminium	6,576	6,834	7,789	13,410	15,077	29,229
e)	Copper	3,185	1,777	2,376	4,962	5,173	10,739
f)	Iron Ore	757	797	613	1,554	1,400	2,911
g)	Power	1,646	1,703	1,718	3,349	3,308	6,524
h)	Others	1,122	1,254	1,321	2,376	1,836	5,023

	Total	21,767	21,191	22,470	42,958	44,441	91,043

Less:	Inter Segment Revenue	28	24	38	52	67	142

	Revenue from operations	21,739	21,167	22,432	42,906	44,374	90,901

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	970	1,397	1,277	2,367	3,163	6,512
	(ii) Silver - India	497	500	508	997	981	2,207

	Total	1,467	1,897	1,785	3,364	4,144	8,719
b)	Zinc - International	1	(10)	(73)	(9)	(47)	269
c)	Oil & Gas	1,104	1,178	1,427	2,282	2,705	5,164
d)	Aluminium	(575)	(252)	(27)	(827)	751	399
e)	Copper	(156)	(115)	(39)	(271)	(194)	(438)
f)	Iron Ore	178	90	64	268	190	474
g)	Power	247	222	167	469	450	832
h)	Others	(114)	73	93	(41)	94	584

	Total	2,152	3,083	3,397	5,235	8,093	16,003

Less:	Finance costs	1,340	1,341	1,478	2,681	2,930	5,689
Add:	Other unallocable income net off expenses	732	340	379	1,072	495	2,926

	Profit before exceptional items and tax	1,544	2,082	2,298	3,626	5,658	13,240

Add:	Net exceptional (loss)/ gain (Refer note 3)	(422)	—	320	(422)	320	320

	Profit before tax	1,122	2,082	2,618	3,204	5,978	13,560

3	Segment assets
a)	Zinc, Lead and Silver - India	20,518	20,484	18,903	20,518	18,903	19,884
b)	Zinc - International	5,818	6,116	5,984	5,818	5,984	6,034
c)	Oil & Gas	27,855	30,763	28,564	27,855	28,564	28,519
d)	Aluminium	55,930	56,847	56,295	55,930	56,295	58,422
e)	Copper	6,902	8,541	9,494	6,902	9,494	8,347
f)	Iron Ore	3,131	3,131	3,006	3,131	3,006	3,122
g)	Power	18,419	19,904	20,729	18,419	20,729	19,573
h)	Others	8,294	9,192	8,911	8,294	8,911	8,844
i)	Unallocated	44,762	40,098	49,006	44,762	49,006	49,298

	Total	191,629	195,076	200,892	191,629	200,892	202,043

4	Segment liabilities
a)	Zinc, Lead and Silver - India	5,506	5,531	5,274	5,506	5,274	6,155
b)	Zinc - International	1,313	1,184	1,144	1,313	1,144	1,361
c)	Oil & Gas	8,680	11,936	9,104	8,680	9,104	9,851
d)	Aluminium	23,896	20,215	18,032	23,896	18,032	23,062
e)	Copper	3,200	4,117	4,294	3,200	4,294	4,163
f)	Iron Ore	1,415	1,275	1,074	1,415	1,074	1,367
g)	Power	2,073	2,021	2,291	2,073	2,291	2,045
h)	Others	1,610	1,562	1,296	1,610	1,296	1,463
i)	Unallocated	61,459	67,727	73,010	61,459	73,010	75,052

	Total	109,152	115,568	115,519	109,152	115,519	124,519

The main business segments are

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 2)

(e) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet			(₹ in Crore)

		As at	As at
Particulars		30.09.2019	31.03.2019
		(Unaudited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	94,332	95,515
	(b) Capital work-in-progress	24,167	22,236
	(c) Intangible assets	897	882
	(d) Exploration intangible assets under development	2,900	2,723
	(e) Financial assets
	(i) Investments	170	4,891
	(ii) Trade receivables	2,916	3,688
	(iii) Loans	18	20
	(iv) Derivatives	2	—
	(v) Others	1,206	1,083
	(f) Deferred tax assets (net)	5,118	3,475
	(g) Income tax assets (net)	2,498	3,484
	(h) Other non-current assets	4,353	4,218

	Total Non-current assets	138,577	142,215

2	Current assets
	(a) Inventories	10,641	13,198
	(b) Financial Assets
	(i) Investments	27,053	28,174
	(ii) Trade receivables	2,589	3,982
	(iii) Cash and cash equivalents	8,151	7,289
	(iv) Other bank balances	457	1,080
	(v) Loans	81	82
	(vi) Derivatives	181	78
	(vii) Others	1,032	2,482
	(c) Income tax assets (net)	22	8
	(d) Other current assets	2,845	3,455

	Total Current assets	53,052	59,828

	Total assets	191,629	202,043

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	65,674	61,925

	Equity attributable to owners of Vedanta Limited	66,046	62,297
2	Non-controlling interests	16,431	15,227

	Total Equity	82,477	77,524

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	29,652	34,721
	(ii) Derivatives	98	99
	(iii) Other financial liabilities	622	1,569
	(b) Provisions	2,813	2,596
	(c) Deferred tax liabilities (net)	3,809	4,484
	(d) Other non-current liabilities	5,057	4,409

	Total Non-current liabilities	42,051	47,878

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	16,909	22,982
	(ii) Trade payables	17,094	17,352
	(iii) Derivatives	229	451
	(iv) Other financial liabilities	20,398	22,288
	(b) Provisions	465	387
	(c) Income tax liabilities (net)	217	409
	(d) Other current liabilities	11,789	12,772

		67,101	76,641

	Total Equity and Liabilities	191,629	202,043

Consolidated Statement of Cash flow		(₹ in Crore)

	Half Year ended
	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)
Cash flows from operating activities
Profit before tax	3,204	5,978
Adjustments for:
Depreciation, depletion and amortization	4,576	3,741
Impairment charge/(reversal)	504	(261)
Other Exceptional Items	(82)	(59)
Provision/(reversal) for doubtful debts/advances / Bad debts written off	(2)	3
Exploration costs written off	0	2
Fair value gain on financial assets held at fair value through profit or loss	(254)	(282)
Loss on sale / discard of property, plant and equipment (net)	42	43
Foreign exchange Loss (net)	36	394
Unwinding of discount	46	31
Share based payment expense	46	33
Interest and dividend income	(939)	(607)
Interest expense	2,631	2,896
Deferred Government Grant	(100)	(87)
Changes in assets and liabilities:
Decrease/(Increase) in trade and other receivables	4,015	(1,337)
Decrease/(Increase) in inventories	2,655	(443)
Decrease in trade and other payable	(2,747)	(1,178)

Cash generated from operations	13,631	8,867
Income taxes paid (net of refund)	(172)	(1,015)

Net cash from operating activities	13,459	7,852

Cash flows from investing activities
Acquisition of subsidiary (net of cash & cash equivalents acquired)	—	(5,075)
Purchases of property, plant and equipment (including intangibles)	(4,703)	(4,048)
Proceeds from sale of property, plant and equipment	45	7
Loans to related parties	(0)	(0)
Proceeds from redemption of short-term deposits	1,396	733
Short-term deposits made	(845)	(2,377)
Proceeds from sale of short term investments	40,103	31,502
Short-term investments made	(37,718)	(33,989)
Interest received	438	290
Dividends received	31	11
Proceeds from Structured investment	3,077	—
Payments towards Structured investment	(435)	—

Net cash provided from/(used in) investing activities	1,389	(12,946)

Cash flows from financing activities
Repayment of short term borrowing (net)	(6,333)	(3,310)
Proceeds from current borrowings	2,167	782
Repayment of current borrowings	(2,000)	(1,019)
Proceeds from long-term borrowings	2,020	15,670
Repayment of long-term borrowings	(6,357)	(5,144)
Interest paid	(3,464)	(2,932)
Payment of dividends to non-controlling interests, including dividend distribution tax	—	(140)
Exercise of stock options	—	5

Net cash (used in)/provided from financing activities	(13,967)	3,912

Effect of exchange rate changes on cash and cash equivalents	(25)	(18)
Net (decrease)/increase in cash and cash equivalents	856	(1,200)
Cash and cash equivalents at the beginning of the period	7,385	4,467
Cash and cash equivalents at the end of the period	8,241	3,267

Notes:

1.	Figures in brackets indicate outflows.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows.

Notes:-

1

The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and half year ended September 30, 2019 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on November 14, 2019. The statutory auditors have carried out limited review of the same.

2

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company, the final hearing of the matter has commenced from June 27, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on November 27, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

3	Exceptional items comprises of the following:

						(₹ in Crore)

Particulars	Quarter ended			Half Year ended		Year ended
	30.09.2019 (Unaudited)	30.06.2019 (Unaudited)	30.09.2018 (Unaudited)	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)	31.03.2019 (Audited)
Impairment (charge)/ reversal relating to property, plant and equipment and exploration assets	(504)	—	261	(504)	261	261

Interest income on claims based on Supreme Court order	82	—	—	82	—	—
Reversal of interest provision pursuant to Supreme Court order	—	—	59	—	59	59

Net exceptional (loss)/ gain	(422)	—	320	(422)	320	320
Tax credit/ (expense) on above	56	—	(112)	56	(112)	(112)
Non-controlling interests on above	207	—	—	207	—	—

Net exceptional (loss)/ gain net of tax and non-controlling interests	(159)	—	208	(159)	208	208

4

Section 115BAA of the Income- tax Act, 1961 has been introduced by the Taxation Laws (Amendment) Ordinance, 2019. Based on the expected timing of exercising of the option under Section 115BAA by the respective entities, the Group has re-measured its deferred tax balances leading to a deferred tax credit of Rs 2,501 crore on deferred tax balances as at March 31, 2019 being recognized in the current quarter.

5

Effective April 01, 2019, the Group has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter and half year.

6

As at September 30, 2019, the Company and its subsidiaries have an outstanding receivable equivalent to Rs. 612 crore from one of its fellow subsidiary in Zambia, Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian and South African courts and have sought ZCCM-IH to submit itself to arbitration proceedings, for resolution of any disputes. The winding up petition has currently been stayed, pending the decision on VRHL’s application regarding arbitration. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that it should be able to recover the advance and has continued to treat these balances as recoverable.

7	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

	GR Arun Kumar	Srinivasan Venkatakrishnan

Place : New Delhi Dated : November 14, 2019	Whole- Time Director and Chief Financial Officer	Whole- Time Director and Chief Executive Officer

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2019

		(₹ in Crore except as stated)

		Quarter ended			Half year ended		Year ended
S. No.	Particulars	30.09.2019 (Unaudited)	30.06.2019 (Unaudited)	30.09.2018 (Unaudited)	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)	31.03.2019 (Audited)
1	Revenue from operations	9,599	8,522	9,550	18,121	19,121	38,098
2	Other operating income	101	95	140	196	259	546
3	Other income	2,338	190	119	2,528	226	6,152

	Total Income	12,038	8,807	9,809	20,845	19,606	44,796

4	Expenses
a)	Cost of materials consumed	2,883	3,077	4,127	5,960	7,153	15,508
b)	Purchases of Stock-in-Trade	9	0	89	9	397	505
c)	Changes in inventories of finished goods, work-in-progress and stock-in- trade	1,506	212	(103)	1,718	403	307
d)	Power & fuel charges	2,403	2,131	2,318	4,534	4,346	9,179
e)	Employee benefits expense	206	231	224	437	429	862
f)	Finance costs	900	881	977	1,781	1,980	3,757
g)	Depreciation, depletion and amortization expense	848	794	800	1,642	1,584	3,243
h)	Other expenses	1,879	1,974	1,614	3,853	3,351	6,812

	Total expenses	10,634	9,300	10,046	19,934	19,643	40,173

5	Profit/(Loss) before exceptional items and tax	1,404	(493)	(237)	911	(37)	4,623

6	Net exceptional gain	—	—	320	—	372	324

7	Profit/(Loss) before tax	1,404	(493)	83	911	335	4,947

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—	—	—	—	—	5
b)	Net Deferred tax (benefit)/expense (Refer note 2)	(1,509)	(243)	(55)	(1,752)	67	(245)
	Tax expense on exceptional items :
a)	Net Deferred tax expense	—	—	112	—	112	112

	Net tax (benefit)/expense:	(1,509)	(243)	57	(1,752)	179	(128)

9	Net Profit/(Loss) after tax (a)	2,913	(250)	26	2,663	156	5,075

10	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(23)	(21)	9	(44)	(8)	(49)
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	5	0	0	5	(0)	1
ii.	(a) Items that will be reclassified to profit or loss	230	8	193	238	548	415
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(4)	(15)	120	(19)	162	50

	Total Other Comprehensive Income (b)	208	(28)	322	180	702	417

11	Total Comprehensive Income (a+b)	3,121	(278)	348	2,843	858	5,492

12	Paid-up equity share capital (Face value of ₹1 each)	372	372	372	372	372	372
13	Reserves excluding Revaluation Reserves as per balance sheet						77,508
14	Earnings/(Loss) per share (₹) (*not annualised)
	- Basic & Diluted	7.84 *	(0.67)*	0.07 *	7.16 *	0.42 *	13.65

		(₹ in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2019 (Unaudited)	30.06.2019 (Unaudited)	30.09.2018 (Unaudited)	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)	31.03.2019 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,699	1,673	1,856	3,372	3,577	7,104
b)	Aluminium	4,720	5,022	5,731	9,742	11,108	21,000
c)	Copper	2,419	972	1,325	3,391	2,975	6,833
d)	Iron Ore	758	796	612	1,554	1,399	2,911
e)	Power	3	60	27	63	63	252

	Total	9,599	8,523	9,551	18,122	19,122	38,100

Less:	Inter Segment Revenue	—	1	1	1	1	2

	Revenue from operations	9,599	8,522	9,550	18,121	19,121	38,098

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	560	627	688	1,187	1,307	2,588
b)	Aluminium	(497)	(228)	(42)	(725)	560	14
c)	Copper	(122)	(112)	(37)	(234)	(198)	(409)
d)	Iron Ore	165	104	68	269	212	523
e)	Power	(61)	(85)	(81)	(146)	(152)	(309)

	Total	45	306	596	351	1,729	2,407

Less:	Finance costs	900	881	977	1,781	1,980	3,757
Add:	Other unallocable income net off expenses	2,259	82	144	2,341	214	5,973

	Profit/(Loss) before exceptional items and tax	1,404	(493)	(237)	911	(37)	4,623

Add:	Net exceptional gain	—	—	320	—	372	324

	Profit/(Loss) before tax	1,404	(493)	83	911	335	4,947

3	Segment assets
a)	Oil & Gas	16,091	18,097	15,834	16,091	15,834	16,299
b)	Aluminium	42,822	43,494	43,650	42,822	43,650	45,101
c)	Copper	5,890	7,219	8,808	5,890	8,808	7,141
d)	Iron Ore	2,938	2,937	2,804	2,938	2,804	2,927
e)	Power	3,320	3,347	3,251	3,320	3,251	3,321
f)	Unallocated	78,363	72,063	76,150	78,363	76,150	76,078

	Total	149,424	147,157	150,497	149,424	150,497	150,867

4	Segment liabilities
a)	Oil & Gas	6,733	8,194	5,870	6,733	5,870	6,961
b)	Aluminium	18,643	15,183	13,271	18,643	13,271	17,499
c)	Copper	2,942	3,612	3,956	2,942	3,956	3,743
d)	Iron Ore	1,270	1,139	948	1,270	948	1,235
e)	Power	132	152	258	132	258	162
f)	Unallocated	38,935	41,254	45,990	38,935	45,990	43,387

	Total	68,655	69,534	70,293	68,655	70,293	72,987

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas.

(b) Aluminium which consist of manufacturing of alumina and various aluminium products.

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 3).

(d) Iron ore which consists of mining of ore and manufacturing of pig iron and metallurgical coke.

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Balance Sheet			(₹ in Crore)

Particulars		As at 30.09.2019 (Unaudited)	As at 30.09.2018 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	40,943	40,972
	(b) Capital work-in-progress	14,674	14,148
	(c) Intangible assets	28	34
	(d) Exploration intangible assets under development	1,682	1,583
	(e) Financial assets
	(i) Investments	64,227	64,204
	(ii) Trade receivables	1,306	1,248
	(iii) Loans	190	197
	(iv) Derivatives	2	—
	(v) Others	664	619
	(f) Deferred tax assets (net)	1,692	3
	(g) Income tax assets (net)	1,678	2,175
	(h) Other non-current assets	3,036	3,027

	Total non-current assets	130,122	128,210

2	Current assets
	(a) Inventories	5,221	7,657
	(b) Financial assets
	(i) Investments	4,077	4,378
	(ii) Trade receivables	841	1,966
	(iii) Cash and cash equivalents	2,666	3,209
	(iv) Other bank balances	337	682
	(v) Loans	2,255	118
	(vi) Derivatives	151	46
	(vii) Others	1,889	2,630
	(c) Other current assets	1,865	1,971

	Total current assets	19,302	22,657

	Total assets	149,424	150,867

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	80,397	77,508

	Total Equity	80,769	77,880
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	16,346	20,521
	(ii) Derivatives	24	—
	(iii) Other financial liabilities	205	281
	(b) Provisions	1,081	988
	(c) Other non-current liabilities	3,101	2,468

	Total Non-current liabilities	20,757	24,258

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	15,089	17,180
	(ii) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	92	59
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	11,248	11,203
	(iii) Derivatives	152	343
	(iv) Other financial liabilities	13,054	11,483
	(b) Provisions	167	140
	(c) Income tax liabilities (net)	46	46
	(d) Other current liabilities	8,050	8,275

	Total current liabilities	47,898	48,729

	Total Equity and Liabilities	149,424	150,867

Statement of Cash Flows	(₹ in Crore)

	Half Year ended
	30.09.2019 (Unaudited)	30.09.2018 (Unaudited)
Cash flows from operating activities
Profit before tax	911	335
Adjustments for:
Depreciation, depletion and amortization	1,667	1,598
Net exceptional gain	—	(372)
Provision/ (Reversal of provision) for doubtful debts/advances	29	(3)
Exploration costs written off	—	2
Fair value gain on financial assets held at fair value through profit or loss	(122)	(32)
Loss on sale of property, plant and equipments, net	29	60
Foreign exchange loss/(gains), net	124	(38)
Unwinding of discount on decommissioning liability	15	14
Share based payment expense	28	12
Interest and dividend income	(2,342)	(147)
Interest expense	1,766	1,965
Deferred government grant	(37)	(36)

Changes in assets and liabilities:
Decrease/ (Increase) in trade and other receivables	1,750	(906)
Decrease in inventories	2,529	345
Decrease in trade and other payables	(327)	(2,622)
Cash generated from operations	6,020	175

Income taxes refund/(paid)	497	(14)

Net cash generated from operating activities	6,517	161

Cash flows from investing activities
Purchases of property, plant and equipment (including intangibles)	(1,375)	(1,092)
Proceeds from sale of property, plant and equipment	32	63
Loans given to related parties	(2,529)	(208)
Loans repaid by related parties	400	4
Proceeds from redemption of short-term deposits	519	455
Short-term deposits made	(189)	(743)
Proceeds from sale of short-term investments	15,558	11,323
Short-term investments made	(15,177)	(11,396)
Interest received	181	157
Dividends received	2,134	1,655
Investment made in Subsidiary	—	(1,770)

Net cash used in investing activities	(446)	(1,552)

Cash flows from financing activities
Repayment of short term borrowings (net)	(2,394)	(2,625)
Proceeds from current borrowings	2,080	409
Repayment of current borrowings	(1,764)	(226)
Proceeds from long-term borrowings	700	10,300
Repayment of long-term borrowings	(2,866)	(3,838)
Interest paid	(2,373)	(2,126)

Net cash (used in) / generated from financing activities	(6,617)	1,894

Net (decrease)/increase in cash and cash equivalents	(546)	503
Cash and cash equivalents at the beginning of the period	3,284	1,231
Cash and cash equivalents at the end of the period	2,738	1,734

Notes:

1.	The figures in bracket indicates outflow.

2.	The above cash flow has been prepared under the “Indirect Method” as set out in Indian Accounting Standard (Ind AS) 7 - statement of cash flows.

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and half year ended September 30, 2019 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on November 14, 2019. The statutory auditors have carried out limited review of the same.

2	Section 115BAA of the Income- tax Act, 1961 has been introduced by the Taxation Laws (Amendment) Ordinance, 2019. Based on the expected timing of exercising of the option under Section 115BAA, the Company has re-measured its deferred tax balances leading to a deferred tax credit of Rs 1,561 crore on deferred tax balances as at March 31, 2019 being recognized in the current quarter.

3	The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently. Principal Bench of National Green Tribunal (NGT) ruled in favour of the Company but the same was set aside by the Supreme Court vide its judgment dated February 18, 2019 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging various orders passed against the Company, the final hearing of the matter has commenced from June 27, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project, which was later stayed by the order of Madras High Court and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company has filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on November 27, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

4	Effective April 01, 2019, the Company has adopted Ind AS 116 Leases under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2019. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2019 and financial results for the current quarter and half year.

5	As at September 30, 2019, the Company and its subsidiaries have an outstanding receivable equivalent to Rs. 612 crore from one of its fellow subsidiary in Zambia, Konkola Copper Mines Plc (KCM), predominantly regarding monies advanced against future purchase of copper cathode/anode.

A provisional liquidator was appointed to manage KCM’s affairs on 21 May 2019, after ZCCM Investments Holdings Plc (ZCCM-IH), an entity owned by the Government of Zambia and a 20.6% shareholder in KCM, filed a winding up petition against KCM. KCM’s majority shareholder, Vedanta Resources Holdings Limited (VRHL), and its parent company, Vedanta Resources Limited (VRL), are contesting the winding up petition in the Zambian and South African courts and have sought ZCCM-IH to submit itself to arbitration proceedings, for resolution of any disputes. The winding up petition has currently been stayed, pending the decision on VRHL’s application regarding arbitration. Meanwhile, KCM has not been supplying goods to the Company and/or its subsidiaries, which it was supposed to as per the terms of the advance.

The Group, based on its assessment considering the actions taken by VRL and VRHL, believes that it should be able to recover the advance and has continued to treat these balances as recoverable.

6	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

	a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (April 1, 2019 to September 30, 2019)
	S. No.	Particulars	Principal Due Date	Interest Due Date
	1	INE205A07139 bearing int @ 8.5%		April 5, 2019
	2	INE205A07121 bearing int @ 7.8%	April 16, 2019	April 16, 2019
	3	INE205A07113 bearing int @ 7.6%	May 31, 2019	May 31, 2019
	4	INE205A07147 bearing int @ 8.5%		June 15, 2019
	5	INE205A07154 bearing int @ 9.18%		July 4, 2019
	6	INE205A07030 bearing int @ 9.45%		August 18, 2019
	7	INE205A07055 bearing int @ 8.65%	September 27, 2019	September 27, 2019
	b)	Next due date of Interest/Principal repayment along with amount due is as follows:

S. No.	Particulars	Next Due Date and Amount due (October 1, 2019 to March 31, 2020)
		Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07089 bearing int @ 8.25%	October 28, 2019	300	October 28, 2019	25
2	INE205A07097 bearing int @ 7.95%#	November 22, 2019	300	November 22, 2019	24
3	INE205A07105 bearing int @ 7.50%	November 29, 2019	200	November 29, 2019	15

# Put option was excercised by the NCD holders, basis which NCDs became due for repayment.

c)	During the six months ended September 30, 2019 the Credit Rating/Outlook by CRISIL and India Ratings and Research Limited for the NCD’s has been maintained at “AA/Stable”.

d)

The Listed Non-Convertible debentures of the company aggregating ₹ 8,900 Crore as on September 30, 2019 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 2,000 Crore and ₹ 6,900 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)

	Particulars	September 30, 2019	March 31, 2019
e)	Net Worth (Equity + Reserves and surplus)	80,769	77,880
f)	Debenture Redemption Reserve	1,235	1,240
g)	Interest Service Coverage Ratio (No. of times)	3.05	3.24
h)	Debt Service Coverage Ratio (No. of times)	1.29	1.03
i)	Debt- Equity Ratio (No. of times)	0.47	0.54

Formulae for computation of ratios are as follows:

	a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

	b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)

	c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

7	During the year ended March 31, 2019, the Company redeemed 301 Crores, 7.5% redeemable non-cummulative preference shares having face value of ₹ 10 per share along with dividend at the rate of 7.5% p.a. from April 1, 2018 till October 27, 2018, as per their terms of issuance.

8	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : New Delhi	GR Arun Kumar	Srinivasan Venkatakrishnan

Dated : November 14, 2019	Whole -Time Director and Chief Financial Officer	Whole -Time Director and Chief Executive Officer